UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
World's Best Enterprises LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Texas

Date of organization
August 22, 2014

Physical address of issuer
17330 Preston Rd., Suite 200D, Dallas, TX 75252

Website of issuer
https://www.worldsbest.com/

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5.00% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
N/A

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
December 15, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$321,861	$40,590
Cash & Cash Equivalents	$299,867	$17,681
Accounts Receivable	$0.00	$0.00
Short-term Debt	$133,361	$11,527
Long-term Debt	$302,101	$74,949
Revenues/Sales	$2,767,819	$957,535

Cost of Goods Sold	$(2,587,509)	$(897,537)
Taxes Paid	$0.00	$0.00
Net Income	$(67,715)	$(45,986)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck

EXHIBIT A

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT

(EXHIBIT A TO FORM C)
October 9, 2017

World's Best Enterprises LLC

Up to $1,000,000 of Crowd Notes

World's Best Enterprises LLC (the "company," "World's Best," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 15, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by December 15, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 15, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.
In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are

based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://www.worldsbest.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/worlds.best

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

World's Best Enterprises LLC (the "Company") is a Texas Limited Liability Company, formed on August 22, 2014.

The Company is located at 17330 Preston Rd., Suite 200D, Dallas, TX 75252.

The Company's website is https://www.worldsbest.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/worlds.best/ and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$1,000,000
Minimum investment amount per investor	$500
Offering deadline	December 15, 2017
Use of proceeds	See the description of the use of proceeds on pages 13-14 hereof.
Voting Rights	See the description of the voting rights on pages 11, 18 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage

companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

As a distributor of luxury goods, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Robert Steele and Kevin Chow who are Chairman and CEO of the Company. The Company has or intends to enter into employment agreements with Robert Steele and Kevin Chow although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Robert Steele and Kevin Chow or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.

We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are

severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.
Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

Kevin Chow, the CEO of World's Best, and Robert Steele, the Chairman of World's Best, currently do not have employment agreements in place.
Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Kevin or Robert were to leave World's Best, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. The Company has indicated that it intends to implement employment agreements with Kevin and Robert post-raise. There is no guarantee, however, that such agreements will be entered into.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances.

These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares),the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $6 million valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6 million valuation cap, so you should not view the $6 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note.
The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.
By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights.
The Company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will be bound by an investment management agreement, which limits your voting rights.
As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

BUSINESS

Description of the Business
World's Best curate's luxury goods and services for high income clients for purchase online, with merchandise ranging in price from $4,000 to well over $100,000.

Business Plan
Our business model is capital efficient and built to scale quickly and efficiently. No investment is made in inventory, warehouses, shipping, and no working capital is required to fulfill orders. World's Best receives a selling fee assessed as a percentage of the wholesale price; in many cases, a markup over the wholesale price is also applied. This results in a gross profit that ranges from $250 to several thousand dollar per order. Customer Acquisition Cost (CAC) pays for itself within the first order, with all subsequent orders being pure profit and simple to service. Through its retail business, we are building a global audience of the world's most valuable consumers. This opens up World's Best to additional revenue streams. Sponsored Content, such as luxury real estate listings and private banking services, allows advertisers to efficiently reach qualified consumers with content that is relevant and engaging. Luxury brands will pay premium rates to connect with our audience.

The Company's Products and/or Services

Product / Service	Description	Current Market
Website that connects luxury consumers, merchants, and advertisers	World's Best is leading the disruption of the decades-old luxury market. By combining online convenience with dedicated Concierge service, World's Best provides clients with significant benefits compared to traditional retail stores and impersonal ecommerce sites. Now, affluent consumers can contact their own Concierge and explore a broad range of collections quickly and easily on desktop, tablet, or mobile from anywhere in the world.	The luxury market is ripe for disruption. With online luxury goods sales growing 15% annually and expected to hit $38 billion by 2020, World's Best is at the forefront of a digital revolution. Discerning consumers value their time immensely and favor the convenience of online shopping. Now, on World's Best, they can enjoy instant access to the finest goods and services from around the world—sourced from the most trusted suppliers—and backed by a top-tier concierge service.

We will use the capital to build technology and infrastructure to support rapid growth, expand retail offerings and luxury experiences, and significantly increase market reach. We will also leverage our valuable client base to generate advertising revenues through sponsored content. With digital advertising growing at over 15% annually, companies such as JPMorgan Private Bank and Mercedes Benz pay premium rates to reach and engage this clientele.

We connect consumers with merchants of luxury items via our website.

Competition
Most companies in the online luxury space tend to focus on a narrow segment of the market. Others are strongly focused in fashion or second-hand / consignment. While we primarily focus on new merchandise, any preowned merchandise offered for sale on World's Best is guaranteed to be authentic. All timepieces are certified by watchmakers and backed by a written warranty, a benefit not available to consumers purchasing on other marketplaces, like eBay. With most merchandise starting from around $5,000, World's Best also differentiates itself by targeting a higher price point.

Customer Base

Our customers are individual consumers of our content as well as advertisers eager to connect with such consumers.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4,745,473		X	November 22, 2014	May 26, 2015	USA

Litigation
None

Managing Entity

Other
The Company's principal address is 17330 Preston Rd., Suite 200D, Dallas, TX 75252

The Company has the following additional addresses: 2225 E. Bayshore Rd., Suite 117, Palo Alto, CA 94303

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	44.50%	$11,125	8.43%	$84,250
Business Development	11.10%	$2,775	13.74%	$137,363
General & Administrative	8.33%	$2,081	9.16%	$91,575
Product Development	13.88%	$3,469	36.63%	$366,300
Advertising & Marketing	22.20%	$5,550	32.05%	$320,512
Total	**100.00%**	**$25,000**	**100.00%**	**$1,000,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Managers
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Robert Steele

All positions and offices held with the Company and date such position(s) was held with start and ending dates

8/2014 to Present- Managing Member

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

8/2014 to Present- Managing Member, World's Best Enterprises LLC

Responsible for management of the company including operations, finance and administration.

Name
Kevin Chow

All positions and offices held with the Company and date such position(s) was held with start and ending dates

8/2014 to Present- Managing Member

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

8/2014 to Present- Managing Member, World's Best Enterprises LLC

Responsible for management of the company including operations, finance and administration.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Robert Steele

All positions and offices held with the Company and date such position(s) was held with start and ending dates

8/2014 to Present- Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

8/2014 to Present- Officer, World's Best Enterprises LLC

Responsible for management of the company including operations, finance and administration.

Name
Kevin Chow

All positions and offices held with the Company and date such position(s) was held with start and ending dates

8/2014 to Present- Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

8/2014 to Present- Officer, World's Best Enterprises LLC

Responsible for management of the company including operations, finance and administration.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has employees in Texas and California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has the following debt outstanding:

Type of debt	Convertible Note
Name of creditor	S2 Capital
Amount outstanding	$250,000.00
Interest rate and payment schedule	5%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	October 8, 2018
Other material terms	20% discount with $3,500,000 valuation cap

Ownership
The company is owned by two people, Robert Steele (50%) and Kevin Chow (50%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Robert Steele	50.0%
Kevin Chow	50.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Established on August 22, 2014, World's Best curate's luxury goods and services for high income clients for purchase online, with merchandise ranging in price from $4,000 to well over $100,000. The Company provides a much broader range of product categories and is designed to be a place of discovery where affluent customers can purchase a wide variety of products that are relevant to their luxury lifestyle. Unlike ecommerce companies that sell low priced items to a mass audience, World's Best provides a higher level of personal service.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $299,867 in cash on hand as of December 31, 2016 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company has received $200,000 in funds of a convertible note, and an additional $50,000 is available to the Company at year-end.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1,000,000).

- Once a "qualified equity financing" occurs, the notes will automatically convert into the shares of Preferred Stock sold in the qualified equity financing.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $6,000,000.00 valuation cap, if the conversion takes place after the qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of December 15, 2017.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company’s competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The partners of the Company have from time to time paid company expenses from personal funds. This resulted in the partners being owed $74,949 as of December 31, 2015. As of December 31, 2016, the partners were owed $102,101. The loans are non-interest bearing, repayable at the company's discretion at such time sufficient resources are available and are subordinate to all other financing debts.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders: N/A

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
The intermediary will notify investors when the target offering amount has been met;
The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The Company becomes a fully-reporting registrant with the SEC

2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Kevin Chow
(Signature)

Kevin Chow
(Name)

CEO, Comptroller, and Chief Financial Officer
(Title)

/s/Robert Steele
(Signature)

Robert Steele
(Name)

Chairman
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Kevin Chow
(Signature)

Kevin Chow
(Name)

Member
(Title)

(Date)

/s/Robert Steele
(Signature)

Robert Steele
(Name)

Member
(Title)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

World's Best Enterprises LLC
A Texas LLC

FINANCIAL STATEMENTS (unaudited) and INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Years Ended December 31, 2016 and 2015

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management
World's Best Enterprises LLC
Dallas, Texas

We have reviewed the accompanying financial statements of World's Best Enterprises LLC (a Texas LLC), which comprise the balance sheets as of December 31, 2016 and December 31, 2015, and the related statements of operations, members' equity (deficit) and cash flows for the two years then ended, , and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 7 of the financial statements, World's Best Enterprises LLC relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about World's Best Enterprises LLC's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

September 27, 2017

World's Best Enterprises LLC
Balance Sheets
As of December 31, 2016 and December 31, 2015
(unaudited)

ASSETS

	2016	2015
Current assets:		
Cash and cash equivalents	$ 299,867	$ 17,681
Other current assets	645	-
Total current assets	300,512	17,681
Property, Plant and Equipment, net	3,696	2,963
Intangible Assets, net	17,653	19,946
Total assets	$ 321,861	$ 40,590

LIABILITIES AND MEMBERS' EQUITY

	2016	2015
Liabilities		
Accounts payable and accrued expenses	$ 16,421	$ 11,527
Deferred Revenue	116,940	-
Total current liabilities	133,361	11,527
Other Liabilities		
Loans payable to partners	102,101	74,949
Convertible Note Payable	200,000	-
Total other laibilities	302,101	74,949
Total Liabilities	435,462	86,476
Commitments & contingencies	-	-
Members' Equity:		
Member Units, 10,000,000 units issued and outstanding	10,000	10,000
Accumulated deficit	(123,601)	(55,886)
Total members' equity	(113,601)	(45,886)
Total liabilities & members' equity	$ 321,861	$ 40,590

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

World's Best Enterprises LLC
Statement of Operations
For the years ended December 31, 2016 and 2015
(unaudited)

	Year ended December 31, 2016	Year ended December 31, 2015
Sales, net of refunds	$ 2,767,819	$ 957,535
Cost of Sales	(2,587,509)	(897,537)
Gross margin	180,310	59,998
Expenses:		
Compensation	24,227	2,564
Advertising and promotion	150,904	73,241
Rent	10,800	8,700
Legal & Professional Fees	8,086	4,364
General and administrative	54,008	17,115
Total operating expenses	248,025	105,984
Net loss before income taxes	(67,715)	(45,986)
Provisions for income taxes	-	-
Net loss	$ (67,715)	$ (45,986)
Loss per unit - Basic & Diluted	$ (0.01)	$ (0.00)
Weighted average number of units outstanding - Basic and Diluted	10,000,000	10,000,000

World's Best Enterprises LLC
Statement of Members' Equity (Deficit)
For the years ended to December 31, 2016 and 2015
(unaudited)

	Member Units						Total Members'
	Units		Amount		Accumulated Deficit		Equity
Balance - December 31, 2014	**10,000,000**	**$**	**10,000**	**$**	**(9,900)**	**$**	**100**
Net Loss					(45,986)		(45,986)
Balance - December 31, 2015	**10,000,000**		**10,000**		**(55,886)**		**(45,886)**
Net Loss					(67,715)		(67,715)
Balance - December 31, 2016	**10,000,000**	**$**	**10,000**	**$**	**(123,601)**	**$**	**(113,601)**

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

World's Best Enterprises LLC
Statements of Cash Flows
Years Ended December 31, 2016 and 2015
(unaudited)

	Year ended December 31, 2016	2015
Cash flows from operating activities:		
Net loss	$ (67,715)	$ (45,986)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization expense	3,048	2,675
Change in assets and liabilities		
Deferred Revenue	116,940	-
Other current assets	(645)	-
Accounts payable and accrued expenses	4,894	(3,473)
Net cash (used) provided by operating activities	56,522	(46,784)
Cash flows from investing activities:		
Purchase of property, plant & equipment	(1,488)	(1,627)
Purchase of intangibles	-	(163)
Net cash (used) provided by investing activities	(1,488)	(1,790)
Cash flows from financing activities:		
Proceeds from member loans	27,152	63,355
Proceeds from convertible debt	200,000	-
Net cash (used) provided by financing activities	227,152	63,355
Net increase (decrease) in cash	282,186	14,781
Cash at beginning of period	17,681	2,900
Cash at end of period	$ 299,867	$ 17,681
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

Established on August 22, 2014, World's Best curate's luxury goods and services for high income clients for purchase online, with merchandise ranging in price from $4,000 to well over $100,000. The Company provides a much broader range of product categories and is designed to be a place of discovery where affluent customers can purchase a wide variety of products that are relevant to their luxury lifestyle. Unlike ecommerce companies that sell low priced items to a mass audience, World's Best provides a higher level of personal service.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2016 and 2015, the Company recognized $150,904 and $73,241 in advertising costs, respectively.

Risks and Uncertainties

As of December 31, 2016, the Company has started operations; however, the company is just beginning to enter the market. The Company is dependent upon additional capital resources for the continuance of principal operations and is subject to significant risks and uncertainties; including failing to secure funding or failing to profitably operate the business.

Revenue Recognitions

The Company receives the full payment at the point of order for the purchase of goods and services from its customers. It records the gross revenue received and records the wholesale cost paid to suppliers as the cost of goods sold consistent with other online merchants.

The Company recognizes revenue only when all of the following criteria have been met:
Persuasive evidence of an arrangement exists;

Delivery has occurred or services have been rendered;
The fee for the arrangement is fixed or determinable; and
Collectability is reasonably assured.

Property & Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. Useful lives as follows:

- Computers, equipment and software: 3 to 10 years
- Furniture and fixtures: 5 years

The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2016 or 2015.

Intangible Assets

Intangibles are recorded at cost. Amortization is provided over the estimated useful lives of the assets using the straight-line method for financial statement purposes. Useful lives as follows:

- Domain Name: 5 to 15 years
- Trade Mark: 10 years

The company reviews the assets for impairment every three years or when there is an evidence to suggest that an impairment has occurred. No impairment was considered necessary at December 31, 2016 or 2015

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, as applicable.

Net Income (Loss) Per Member Unit
Basic earnings per unit is computed using the weighted-average number of units outstanding. The dilutive effect of potential units outstanding is included in diluted net earnings per unit. As of December 31, 2016, and 2015, no potentially dilutive instruments were outstanding or were considered anti-dilutive.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2016 and 2015, the Company had no items, other than bank deposits,

that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $25,000 by FDIC. As of December 31, 2016, and 2015, the Company had $299,867 and $17,681 in cash equivalents, respectively.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment, net consisted of the following:

	As of December 31,	
	2016	**2015**
Computer Equipment	$4,304	$2,816
Furniture and Fixtures	672	672
Property, plant & equipment, gross	4,976	3,488
Less: Accumulated depreciation	(1,280)	(525)
Property, plant & equipment, net	$3,696	$2,963

Depreciation expense for December 31, 2016, and 2015, was $755 and $386, respectively.

NOTE 3 – INTANGIBLE ASSETS

Intangibles consisted of the following:

	As of December 31,	
	2016	**2015**
Trademarks	2,143	2,143
Domain Name	20,789	20,789
Intangibles, gross	22,932	22,932
Less: Accumulated amortization	(5,279)	(2,986)
Intangibles, net	$17,653	$19,946

Amortization expense for December 31, 2016, and 2015, was $2,293 and $2,289, respectively.

NOTE 4 – PREPAIDS

The company had prepaid amounts related to dues for $645 and $0 as of December 31, 2016 and 2015, respectively.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

The company currently has one convertible note payable outstanding for the amount of $200,000 maturing on October 5, 2018 with a 5% interest rate convertible into preferred units at the discretion of the holder.

Currently the company has received $200,000 of the funds and has accrued interest of $1,726, and an additional $50,000 is available to the Company at year-end.

NOTE 6 – RELATED PARTY TRANSACTIONS

The partners of the company have from time to time paid company expenses from personal funds. This resulted in partners being owed $102,101 and $74,949 for December 31, 2016 and 2015, respectively. The loans are non-interest bearing, repayable at the company’s discretion at such time sufficient resources are available and are subordinate to all other financing debts.

NOTE 7 –BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of approximately $123,601 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of units, its ability to commence profitable sales of its products, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 8 – Concentrations

In its earliest stage, the Company developed a strong sales category in fine timepieces and has partnered with Capetown Corporation. A large percentage of goods sold are from Capetown; however, the Company will continue to add other major categories which will further build a diverse revenue base.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 25, 2017, the day these financial statements were available to be issued. No material subsequent events noted.

EXHIBIT C

PDF of SI Website



World’s Best

Transforming the $1 trillion luxury market by connecting affluent consumers, merchants, and advertisers. Edit Profile

$500	$6,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

World’s Best is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the “Excluded Sections”). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by World’s Best without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the “Issuer Profile”). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company’s Form C. Before making an investment decision, investors should review the company’s Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Lifetime Gross Revenue
$7.5 million+

Global Luxury Market
$1 Trillion

- Lifetime gross revenue of $7.5 million+
- Clients include billionaires, royal family members, entrepreneurs, and affluent professionals
- 189% revenue growth in 2016 over 2015
- 26% of gross revenue from repeat clients
- 5-star rating with Trustpilot

- Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $6,000,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

WORLD'S BEST

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World’s Best is transforming how affluent consumers discover and access the finest goods and services.

The luxury market is ripe for disruption. With online luxury sales growing 15% annually and expected to hit $51 billion by 2020, World’s Best is at the forefront of a digital revolution. Discerning consumers value their time immensely and favor the convenience of online shopping. Now, on World’s Best, they enjoy instant access to fine goods from around the world—sourced from trusted suppliers—and backed by a top-tier concierge service.

Traction

World’s Best has generated over $7.5 million in lifetime sales, with $5 million in the last 12 months. YTD sales (through July) are up 128% over the previous year. We are building valuable relationships with a highly coveted clientele, including billionaires, royal families, and business executives. Over 26% of sales are from repeat client orders, and clients have awarded the company a 5-star rating with Trustpilot. At our current average order value, World’s Best could generate $100 million in annual sales with only 20-25 orders per day.

World’s Best is a Global Brand

From Shanghai to Dubai, the World’s Best brand name and web address attracts sophisticated consumers across diverse countries and cultures. Our goal is to have the World’s Best app on millions of luxury consumers’ phones and devices, with 24/7 access to a concierge and thousands of goods and services. Whether searching for a $15,000 espresso machine or a $50,000 custom luxury safe , World’s Best makes it easy for affluent consumers to enhance their luxury lifestyle from anywhere in the world

Accelerating Our Growth

With the capital raised, we will build technology and infrastructure to support our growth, expand retail offerings and luxury experiences, and increase our market reach. We will also leverage our valuable client base to generate advertising revenues through sponsored content. With digital advertising growing at over 15% annually, companies like JPMorgan Private Bank and Mercedes Benz will pay premium rates to reach and engage our clientele.

Client Testimonials*

"I cannot say enough about the quality of the customer service provided by World’s Best’s Concierge. Every aspect of the experience was exceptionally positive and I highly recommend the company." **C.S., Staten Island**

"The experience was very gratifying, in that they walked me through the purchase/and my questions by way of their online and verbal phone concierge service." **M.N. Oshkosh, WI**

"It was a pleasure doing business with you and will definitely use your site again and again. Thank you so much for your highly appreciated professional services." **B.A., Abu Dhabi, UAE**

"The customer service you delivered was beyond excellent and I would definitely seek your business again in the future." **H.L., Houston, TX**

*Disclaimer: The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Pitch Deck


WORLD’S BEST
YOUR LIFESTYLE. REIMAGINED.

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Product & Service

World’s Best is disrupting a decades-old luxury market. By combining online convenience with dedicated Concierge service, World’s Best provides clients with significant benefits compared to traditional retail stores and impersonal ecommerce sites. Now, affluent consumers can contact their Concierge and explore a broad range of collections quickly and easily on desktop, tablet, or mobile from anywhere in the world.

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Our dedicated Concierge team builds direct relationships with clients to note their preferences and special requests. Our commitment to a "client first" approach generates high levels of customer loyalty and satisfaction: World's Best enjoys a 5-star rating on Trustpilot and over 26% of sales are repeat orders from clients. Our return rates are under 2% compared with industry norms of over 30%. Clients from around the globe regularly place orders from $15,000 to over $100,000 that are paid securely by bank wire.

Gallery





Hublot Spirit of Big Bang Timepiece.

Media Mentions

GQ

New York Post

WWD

Luxury Daily — The News Leader in Luxury Marketing

elitetraveler — The Private Jet Lifestyle Magazine

Departures

foundr — A Magazine for Young Entrepreneurs

ctpost

Chron

Team Story

World's Best

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World's Best was borne out of a passion for discovering and experiencing the very best. Based on their experience working with high net-worth individuals, Robert Steele and Kevin Chow founded World's Best to deliver what discerning clients value most: online convenience, personal service, and extraordinary collections backed by the highest level of trust and confidence.

World's Best is an experience, not a transaction. Whether visiting for the first time or as a regular client, World's Best is a place of beauty and discovery. Most importantly, clients can rely on our well-earned reputation for quality, integrity, and service

Founders and Officers



Robert Steele

CHAIRMAN, COFOUNDER

Robert served as a Division President at PepsiCo and a senior executive in both public and private companies, including National Amusements (parent company of Viacom and CBS). At PepsiCo, he was appointed by Roger Enrico to lead a division operating in 38 countries in Europe, Russia and the Middle East. He led a major turnaround resulting in record growth and profitability. He has a wealth of experience building major brands and running large companies in the U.S., Europe and the Pacific Rim.

Robert holds an MBA from the UCLA Anderson School of Management, a Juris Doctorate from Boston College Law School, and a BA from Tufts University.



Kevin Chow

CEO, COFOUNDER

Kevin is a serial technology founder and a former JP Morgan Private Banker with extensive experience advising high net-worth individuals. Kevin previously founded and scaled a product discovery platform to an international audience. He has provided digital marketing and consulting services for multiple global e-commerce brands from the U.S., Asia, and Europe.

Kevin graduated from Yale University with a BA in Economics and Mathematics.

Key Team Members



Kenny Lopez

UX Designer, Consultant



Bec Lai

Product Designer, Consultant



Kevin Vela

Legal, Managing Partner at Vela Wood, Consultant



Casey Stickles

Public Relations Manager, Consultant



Paul Beall

Accountant, CPA, Consultant

World's Best

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Vivienne Pham

Accounting Manager, Consultant



Candis Krueger

Content Writer, Consultant



Carl Paculanang

Administrative, Consultant



Satyajeet Salvi

Business Development, Consultant

Notable Advisors & Investors

WORLD'S BEST

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Scott Everett

Investor, Partner at S2 Capital



Pankaj Shah

Advisor, Investor and advisor to venture capital firms and startups.



Reena Jadhav

Advisor, Founding Investor at Batchery



Michael Lin

Advisor, AI Expert, CTO at Facilgo

Q&A with the Founder

Q: What are your competitive advantages? Why do people go to you over 1stDibs or TheRealReal?

World's Best: We see little overlap between World's Best and companies like 1stDibs and TheRealReal. Our business model has several competitive advantages and is different in significant ways, including our relationships with customers and suppliers; the breadth of our products and services; our excellent concierge service; and the unique ways that we are leveraging our relationships with valuable clients around the globe. Due to our selectivity and curation, World's Best showcases collections of consistent high quality that build the brand and are greatly valued by clients and suppliers alike. A recent WSJ article underscored the importance of consistent quality and pricing because the "product is the product also because of its environment." Furthermore, online luxury companies tend to be narrowly focused, with 1stDibs being primarily in the furniture/antiques space, while TheRealReal focuses on consignment and second-hand products. The advantages of our model, as well as strong execution, are reflected in our 5-star ratings on Trustpilot compared with the much lower ratings for the other companies.

Q: Can you elaborate on your customer acquisition strategy and how you plan to scale?

World's Best: We have a clear strategy for customer acquisition and path for scaling World's Best. We will create more "touch points" in our clients' active lifestyles by expanding our retail offerings and introducing luxury experiences, including jet and yacht charters, luxury travel packages, high-end real estate listings, and unique events. World's Best will utilize advanced technologies to become an indispensable part of the active lifestyles for millions of affluent consumers. We will be introducing a World's Best app to enhance the user experience and create a convenient way for busy clients to discover and purchase from our collections and to contact their dedicated Concierge from anywhere in the world. AI/machine-learning will promote discovery through personalized recommendations. We will accelerate client acquisition through marketing, advertising, PR and build new customer acquisition channels through partnerships with concierges, personal shoppers, private banks, etc. We also see huge opportunity in expanding our geographic presence, especially into large luxury markets such as Asia and the Middle East. Showrooms in strategic cities will us to showcase our products and provide private showings, bridging the online and offline experience.

What are exit expectations?

World's Best: With our valuable brand and global clientele and our success in disrupting the luxury market, we expect that World's Best will be attractive to companies seeking strategic partnership and investment in this coveted space. There have been numerous investments and successful exits in early-stage luxury startups. Most recent examples include Luxury Retreats (startup focused on luxury vacation rentals) which was acquired by Airbnb for $200 million, and Jetsmarter (Uber for private jets), which received a $105 million investment for a $1.5 billion valuation. Online/offline retailers, like Amazon and Walmart, value strong brands and have shown interest in the luxury space that is not easily reached through their existing brands. World's Best could be of interest to strategic buyers in the media or retail space such as Hudson Bay who seek to migrate from more traditional luxury models to capitalize on growing opportunities online.

Q: What is the story of the roughly $100K of loans between you and Robert to the company?

World's Best: During the start up stage, the company founders financed the company with their own capital. Based on the operating agreement, the founders' financing may be repaid in the discretion of the company at such time as there are sufficient resources to do so, but is subordinate to all other debt financing.

Q: Luxury goods are incredibly cyclical. What is your plan surrounding protection if there is an economic downturn?

World's Best: Over the past 20 years, the luxury goods market has grown steadily from $100 billion in 1996 to $300 billion in 2016. During that time, it has shown remarkable resilience to period economic downturns. Further, the online luxury market is growing at a 15% compounded annual growth rate and is expected to more than double in size from 2015 to 2020. With an estimated 45 million households now having a net worth over a million dollars and with the rapid growth in online commerce, the conditions are highly favorable for expanding in this space for years to come. With our capital efficient model and low operating costs, World's Best is well positioned to weather a temporary slowdown in the market. To date, World's Best has generated over $7.5MM in revenues with a single capital raise of $250k. This high ROI and modest capital requirements can serve to mitigate downside risks while capturing upside opportunities as they develop.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,000,000	US $1,000,000
Minimum investment	$20,000	US $500
Target minimum	US $250,000	US $250,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $6,000,000	US $6,000,000
Interest rate	5.0%	5.0%
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by December 15th, 2017 no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by December 15th, 2017 no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.

Use of Proceeds

If Minimum Amount Is Raised



General & Administrative
Product Development
Advertising & Marketing
Business Development

WORLD'S BEST

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If Maximum Amount Is Raised


Product Development
Advertising & Marketing
Business Development
General & Administrative

Investor Perks

Bronze ($2,500+)

- $100 off one purchase through 2018

Silver ($10,000+)

- $250 off one purchase through 2018

Gold ($20,000+)

- $500 or 2% off one purchase through 2018 (up to $1,000 off)

Platinum ($50,000+)

- $500 or 2% off one purchase through 2018 (up to $1,000 off)
- Management briefing and dinner the World's Best management team (second half of 2018)

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of World's Best's prior rounds by year.


$6500000
$6000000
$5500000
$5000000
$4500000
$4000000
$3500000
$3000000
Pre-Seed (Convertible)
Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

WORLD'S BEST

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Pre-Seed

EXHIBIT D

Investor Deck


WORLD'S BEST
YOUR LIFESTYLE. REIMAGINED.

DISCLAIMER

This presentation contains offering materials prepared solely by World's Best without the assistance of SI Securities, and not subject to FINRA Rule 2210. This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

WORLD'S BEST IS TRANSFORMING HOW AFFLUENT CONSUMERS DISCOVER AND ACCESS THE FINEST GOODS AND SERVICES



MARKET OPPORTUNITY

The luxury market is a $1 trillion opportunity with strong online growth (CAGR: 15%)


Designer Furniture
Private Jets, Yachts, Cruises
Fine Art
Fine Food
Fine Wines
Luxury Goods
Luxury Hospitality
Luxury Cars

$1 trillion luxury market


$50B
$40B
$30B
$20B
$10B
0
2012
2013
2014
2015
2020

Online luxury goods sales to exceed $50 billion by 2020

OVERVIEW

World's Best delivers what luxury consumers want

Curated Discovery

Exclusive collections of luxury goods curated by World's Best and not readily found elsewhere

Concierge Service

Dedicated concierge service with a single point of contact builds brand loyalty

Trust & Security

Sourced from only established, hand-picked partners; adherence to string client confidentiality

Convenience

Instant access to thousands of luxury merchandise with expedited delivery to home, office, or hotel

CLIENT-FIRST APPROACH

A "client-first" approach creates brand loyalty and high repeat purchase rate

Exceeding Client Expectations

- Hand-delivered 3 Hermès handbags totaling $98,000 to a prominent Middle Eastern royal family in New York City
- Sourced a rare timepiece from Europe that was 4 years out of production and delivered to a U.S. collector

Building Client Trust

- Clients regularly wire tens of thousands of dollars; over 70% of total transaction value are through bank wires
- Clients value the concierge's recommendations when choosing merchandise for their active lifestyles



TRACTION

World's Best has strong traction and customer adoption

$7.5MM+	Lifetime Gross Revenue
189%	Revenue Growth
$13,000+	Average Order Value
26%	Gross Revenue (repeat client)


Gross Revenue
$6MM
$4MM
$2MM
0
2015 Actual
2016 Actual
2017 Forecasted

20 – 25 orders per day will generate $100 million in gross revenue

COMPETITIVE LANDSCAPE

World's Best delivers the trust, experience, and convenience luxury consumers want most


Broad Luxury Offering
Narrow Luxury Offering
Low Personal Service
High Personal Service
World's Best®
amazon.com
1stdibs.
THE MOST BEAUTIFUL THINGS ON EARTH
FARFETCH
TheRealReal
overstock.com®
THREDUP
Cartier
HERMÈS
PARIS
ROLEX

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance or achievements.

VALUABLE CLIENTELE

World's Best is building direct relationships with valuable consumers around the world

High Net-worth Consumers	Affluent Professionals	Aspiring Luxury Buyers
Top 2% by income or net-worth	Top 15% by income (HHI > $150k)	Special occasion purchases
Kuwaiti royal family member U.S. billionaire family NY real estate developer	Doctors, lawyers, consultants Business/financial executives Business owners	Law firm/banking associates Millennials
Average Order: $25,000 - $150,000+	Average Order: $7,500 - $25,000	Average Order: $4,000 - $7,500

FUTURE: SPONSORED CONTENT & ADVERTISING

World's Best will leverage its client base with sponsored content and advertising packages


Finder File Edit View Go Window Help
Wed 9:41 AM
SLAYER STEAM: AN INNOVATIVE NEW MACHINE FOR YOUR COFFEE
by John Smith
When the original Slayer Espresso machine debuted at the 2009 SCAA Event in Atlanta, Ga., it set a new standard for professional espresso craft by introducing the technology of adjustable flow rate, made possible by a proprietary needle valve of the company's own design.
In recent years the Seattle, Wash.-based manufacturer has quietly been siting its crosshairs on milk craft, and the resulting

Sponsored Content

Luxury advertisers reach high-value consumers with content that is relevant and engaging, such as luxury real estate listings and private banking services

Custom Advertising Packages

Luxury brands customize advertising packages with options that include premium listings, special promotions and segmented audiences

FUTURE: SPONSORED CONTENT & ADVERTISING

Luxury brands will pay premium rates to connect and engage with qualified consumers

More Efficient

Directly target qualified prospects, while minimizing wasted exposure

More Relevant

Deliver a native advertising experience that informs and entertains users

More Engaging

Connect with consumers when they are fully engaged and receptive to sponsored content

Mercedes-Benz
J.P.Morgan
NETJETS
Emirates
AMERICAN EXPRESS
CHRISTIE'S

(Sample of potential advertising partners)

This slide represents management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

VISION

World's Best will become the single destination connecting luxury consumers, merchants, and advertisers


Luxury Consumers
WORLD'S BEST
Luxury Merchants
Luxury Advertisers

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

GLOBAL REACH

The goal is for millions of affluent consumers to use World's Best regularly on desktop, mobile, and tablet

Purchase

Purchase an Hermes bag, book a trip to the Masters, and discover the "best of the best"

Connect

Connect to a dedicated concierge for purchases and special requests



WORLD'S BEST
GEORG JENSEN
Georg Jensen Sterling Silver Cosmos Coffee Tea Set Service Kettle Stand Tray #45

Access

Access customized alerts on new arrivals, invitations to events, and items tailored to their interests

WORLD'S BEST

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

NEXT STAGE: EXPANSION & GROWTH

Expand retail offerings, introduce luxury experiences, and drive sales to $100MM+

Luxury Retail

Luxury Experiences






MASTERS



- Hermès Birkin handbag
- Triton submersible

- F1 driving lesson with Sebastian Vettel
- VIP Masters packages

- Luxury villa rentals
- Private jet charters

This slide represents management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

NEXT STAGE: TECHNOLOGY

Technology will acquire qualified consumers and sales across broad spectrum of offerings



Reach a global audience of affluent consumers and build brand awareness

Enhance user experience with personalized recommendations for occasions and lifestyle discovery



This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

CAPITAL RAISE

Capital and technology will accelerate growth and build the most seamless experience for clients; target $200MM+ gross revenue by 2020


$200MM
$150MM
$100MM
$50MM
$0MM
2016
2017
2018
2019
2020
Luxury Retail
Experiences
Advertising

- Develop platform to support significant and rapid growth (iOS/Android apps, process automation, secure payments)
- Expand retail offerings and luxury experiences
- Accelerate client acquisition rate significantly through marketing, advertising, and PR
- Build new customer acquisition channels (private banks, concierges, personal shoppers)
- Enhance user experience (AI/machine-learning curation, augment reality, lifestyle content)

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

LEADERSHIP TEAM

The founders bring extensive experience building online platforms, global brands, and relationships with affluent clients



Kevin Chow

CEO, Cofounder

Kevin is a serial technology founder and a former JP Morgan Private Banker with extensive experience advising high net-worth individuals. Kevin previously founded and scaled a product discovery platform to an international audience. He has provided digital marketing and consulting services for multiple global e-commerce brands from the U.S., Asia, and Europe.

Kevin graduated from Yale University with a BA in Economics and Mathematics.



Robert Steele

Chairman, Cofounder

Robert served as a Division President at PepsiCo and a senior executive in both public and private companies, including National Amusements (parent company of Viacom and CBS). At PepsiCo, he was appointed by Roger Enrico to lead a division operating in 38 countries. He has a wealth of experience building major brands and running large companies in the U.S., Europe and the Pacific Rim.

Robert holds an MBA from the UCLA Anderson School of Management, a Juris Doctorate from Boston College Law School, and a BA from Tufts University.


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